SEABRIDGE GOLD INC.


                   UNUADITED CONSOLIDATED FINANCIAL STATEMENTS

                         SIX MONTHS ENDED JUNE 30, 2005


      MANAGEMENT'S COMMENTS ON UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The financial statements of the Company have been approved by the Board of Directors.

                              SEABRIDGE GOLD INC.

                             REPORT TO SHAREHOLDERS
                           QUARTER ENDED JUNE 30, 2005

2ND QUARTER HIGHLIGHTS

o Courageous Lake drill program expands strike length of FAT deposit to the north and south
o Falconbridge mobilizes to drill four new targets at Kerr-Sulphurets
o All outstanding warrants exercised for proceeds of $862,500

PROJECTS

In February, Seabridge initiated a drill program at its COURAGEOUS LAKE project designed to evaluate the potential for strike extensions of the FAT deposit to the north and south and to test a concept for controls on the localization of higher grade zones within the resource. The 4,500 meter program was completed during the 2nd quarter and all three objectives were realized.

Based on the distribution of gold grades and geological observations from previous drill campaigns, Seabridge geologists had postulated that east-west trending structures could exert a control on the distribution of higher grade gold concentrations within the FAT deposit. Past drilling on the deposit was oriented in an east-west direction, limiting the potential to define and incorporate this structural control in the resource model. Drill hole CL-039 was orientated north-south in order to cross one of these structures. This hole generated an average grade (above the 1.0 gpt cut-off) that was 79% higher than predicted by the FAT deposit block model, thereby strongly verifying the new interpretation. There are at least seven additional east-west structures identified by Seabridge geologists that should be drilled in a north-south orientation. This new structural control opens up the possibility for considerably enhancing the FAT deposit's grade.
..
Four holes were drilled 400 meters north of previous sectional drilling on Section Line N5750 in an area where Seabridge's geologists hoped to find the northern extension of the stratigraphic package which hosts the FAT deposit. Three of these holes encountered felsic ash tuffs totaling 235 meters in width, interpreted to be the continuation of the FAT stratigraphy. Within this stratigraphy, distinct zones of sericite-quartz alteration with sulfide minerals and quartz veining were recognized and interpreted as the northern extensions of the main FAT gold zones. The thickness and grades of gold mineralization encountered in these three holes are consistent with those encountered in the existing FAT deposit. The success of this drilling also opens up the possibility of a further 600 meter northern extension of the deposit up to the shores of Courageous Lake

The FAT deposit was previously thought to be limited to the south by a gabbro dyke at section line 3800N. In the recent program, eight holes were drilled to test for the southern extension, four on section 3650N, three on section 3050N and one on section 2950N. Two of the three main mineralized zones of the FAT deposit were encountered on these section lines with encouraging results. Consistent with the drilling on the FAT deposit, these holes intersected over 200 meters of felsic tuff units intercalated with sedimentary rocks. The potential therefore exists for a further 850 meter strike extension of the FAT deposit to the south.

Falconbridge Limited (formally known as Noranda Inc.) has commenced a core drill program at Seabridge's KERR-SULPHURETS project located in British Columbia, Canada. The drill program is designed to test four new targets identified by Falconbridge during their 2003 and 2004 surface exploration programs. These four zones lie outside the resources previously defined for the Kerr and Sulphurets deposits. The four targets are as follows: (1) The Iron Cap Zone, comprised of a 500 by 1,500 meter area of well-exposed, intensely and pervasively quartz-sericite-pyrite altered intrusive and volcanic rock located in the northeast corner of the claim block; (2) The Main Copper Zone, comprised of a 1,300 by 700 meter area associated with potassic altered monzonitic porphyries which intrude quartz-chlorite-magnetite altered volcanics; (3) The Mitchell Zone comprised of a 700 by 400 meter area which is hosted by a distinctive, reddish-purple K-spar-quartz porphryritic granite, which is conspicuously lacking in ferromagnesian minerals; and (4) The MacQuillan Zone, comprised of at least 600 by 300 meter area where disseminated and veinlet chalcopyrite and pyrite is associated with an altered feldspar porphyric intrusion, and mineralization occurs in both the intrusion and surrounding hornfelsed sedimentary rocks. Results of the program are expected during the 3rd quarter.

Platte River Gold (US) Inc. has commenced a 10,000 foot drill program at the Company's 100% owned SOUTH GILBERT project located in Nevada. Platte River Gold can earn an initial 50% interest in the project by spending US$1,000,000 on exploration and issuing Seabridge 250,000 common shares on or before October 31, 2008. During the quarter the Company was notified by Hecla Mining Company that it has elected to terminate its right to earn an interest at the Company's 100% owned STONEWALL PROJECT in Nevada.

THE GOLD MARKET

Gold's role as an alternative currency continued to strengthen in the 2nd quarter of this year despite adverse market conditions.

In January 2005, the U.S. dollar began what we believe to be a counter-trend rally triggered in large part by extremely negative sentiment and an enormous short position. This rally took the U.S. dollar index from 82 to 90, with the gains primarily against the euro and the yen. Another five increases in short tem interest rates by the U.S. Federal Reserve have added further upward pressure to the dollar and downward pressure to gold in what is usually a seasonally weak period for the gold price. Nonetheless, gold performed reasonably well, trading in a narrow range in U.S. dollar terms, roughly defined by $420 to $440. While holding its own against the US dollar, gold also established a new high against the euro and set a 20 year high against the Swiss franc. This performance was contrary to the expectations of many pundits who had predicted that gold would break below $400. Physical demand has been the deciding factor led by rising purchases from India, the Middle East and China.

The world currency alignment at this time can be characterized as a temporary but stable disequilibrium. An enormous and growing trade deficit is flooding the world with U.S. dollars which are being purchased by foreign central banks and cycled into U.S. debt securities. This process has kept the dollar strong, and consumption of foreign goods high, reinforcing the trend towards bigger U.S. trade deficits. However, foreign purchases of U.S. securities have recently begun to decline and China has taken the first step in disengaging from its dollar support program by a slight devaluation of its currency and a shift in its peg from the U.S. dollar alone to a basket of currencies. U.S. treasury yields have begun to rise, threatening not only the bond market, but also the U.S. housing bubble. If gold can continue to battle the stronger U.S. dollar successfully for another month or two, it could strengthen significantly by year-end as it enters what is traditionally a seasonally strong period.

FINANCIAL RESULTS

During the three month period ended June 30, 2005 Seabridge posted a loss of $384,000 ($0.01 per share) compared to a $517,000 loss ($0.02 per share) for the same period last year. Also, during the quarter ended June 30, 2005, the Company invested cash of $1,050,000 in mineral projects compared to $761,000 for the same period last year. At June 30, 2005, net working capital was $4,373,000 compared to $4,220,000 at December 31, 2004. During the quarter ended June 30, 2005, all outstanding warrants (287,500) were exercised at $3.00 per share for gross proceeds of $862,500.

ON BEHALF OF THE BOARD OF DIRECTORS,

/s/ Rudi P. Fronk

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
August 11, 2005

                              SEABRIDGE GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005

This Management Discussion and Analysis is dated August 11, 2005 and reflects the three-month and six-month periods ended June 30 2005 and should be read in conjunction with the consolidated financial statements and the Management Discussion and Analysis included in the 2004 Annual Report. The Company also published an Annual Information Form dated March 22, 2005 and a 20-F Report dated March 25, 2005 filed with the U.S. Securities and Exchange Commission. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company.

COMPANY OVERVIEW

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with maximum leverage to a rising gold price. When the price of gold was much lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. As the price of gold has moved higher over the past three years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge's principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets and Red Mountain properties both located in British Columbia, the Pacific Intermountain Gold properties located in Nevada and the Grassy Mountain property located in Oregon. Seabridge's common shares trade in Canada on the TSX Venture Exchange under the symbol "SEA" and in the United States on the American Stock Exchange under the symbol "SA".

RESULTS OF OPERATIONS

During the three months ended June 30, 2005, the Company incurred a net loss of $384,000 or $0.01 per share compared to $517,000 or $0.02 per share in the same period of 2004. Management expenses were slightly higher in the 2005 period due to increased compensation initiated later in 2004. Overall expenses were lower in the 2005 period as the 2004 period contained expenses of listing fees, consultants, professional fees and investor communications activity related to the listing of the Company's shares on the American Stock Exchange.

During the six months ended June 30, 2005, the Company reported a net profit of $39,000 compared to a loss of $408,000 or $0.01 per share in the same period of 2004. The expenditures in both periods were offset by the recognition of income tax recoveries ($821,000 in 2005 and $563,000 in 2004) relating to the renouncing of Canadian Exploration Expenditures to the investors of flow-through financings. Without the tax recoveries, the losses for the periods were $782,000 in 2005 and $971,000 in 2004. Management expenses were slightly higher in the 2005 period due to increased compensation initiated later in 2004. In the 2004 period, there were higher expenses of listing fees, consultants, professional fees and investor communications activity related to the listing of the Company's shares on the American Stock Exchange. In the 2004 period, there were stock options grants valued at $103,000. Also in the 2004 period, a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain.

QUARTERLY INFORMATION

Selected financial information for the first two quarters of 2005 and each of the last eight quarters for fiscal years 2004 and 2003:

---------------------------------------------------------------------------------------------------------
                                                                    2nd Quarter Ended   1st Quarter Ended
                                                                      June 30, 2005       March 31, 2005
---------------------------------------------------------------------------------------------------------
Revenue                                                               $          Nil       $         Nil
Profit (loss) for period                                              $     (384,000)      $     423,000
Income (loss) per share                                               $        (0.01)      $        0.01
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                           4th Quarter Ended   3rd Quarter Ended    2nd Quarter Ended   1st Quarter Ended
                           December 31, 2004   September 30, 2004     June 30, 2004       March 31, 2004
---------------------------------------------------------------------------------------------------------
Revenue                     $        Nil         $       Nil          $        Nil         $        Nil
Profit (loss) for period    $   (400,000)        $  (418,000)         $   (517,000)        $    109,000
Loss per share              $       0.01         $      0.01          $       0.02         $         -
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
                           4th Quarter Ended   3rd Quarter Ended    2nd Quarter Ended   1st Quarter Ended
                           December 31, 2003   September 30, 2003     June 30, 2003       March 31, 2003
---------------------------------------------------------------------------------------------------------
Revenue                     $        Nil         $       Nil          $        Nil        $       Nil
Loss for period             $   (623,000)        $  (245,000)         $   (231,000)       $  (239,000)
Loss per share              $       0.02         $      0.01          $       0.01        $      0.01
---------------------------------------------------------------------------------------------------------


MINERAL INTEREST ACTIVITIES

For the three-month period ended June 30, 2005, the Company incurred net expenditures of $472,000 on mineral interests compared to $829,000 in the same period of 2004. The majority of expenditures in 2005 were made on the Courageous Lake property where the drilling and analyses work was being completed from the first quarter. The exploration program confirmed extensions to the north and south of the existing FAT deposit. Work also continued on the independent engineering study to define preliminary economic parameters of the FAT deposit. In addition during the 2005 quarter an examination of the Pacific Intermountain Gold properties was undertaken to enable these properties to be joint ventured or the subject of detailed exploration by the Company.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at June 30, 2005, was $4,373,000 compared to $4,221,000 at December 31, 2004. The increase in working capital resulted largely from a flow-through private placement financing for net proceeds of $1,997,000 and $862,000 from the exercise of share purchase warrants and offset by operating and mineral property expenditures. During the three-month period ended June 30, 2005, the Company's operating activities used $368,000 compared to $506,000 in the same period of 2004 and spent $1,050,000 on mineral properties compared to $761,000 in the same period of 2004. At June 30, 2005, excess cash and cash for exploration expenditures amounting to $3,200,000 were invested in Canadian bank guaranteed certificates. For the balance of 2005, expenditures budgeted for exploration and corporate costs amount to approximately $2,000,000.

SHARES ISSUED AND OUTSTANDING

At August 11, 2005, the issued and outstanding common shares of the Company totaled 30,562,285. In addition, there were 1,958,900 stock options granted (of which 765,000 were unexercisable). On a fully diluted basis, there would be 32,521,185 common shares issued and outstanding.

RELATED PARTY TRANSACTIONS

During the six-month period ended June 30, 2005, a private company controlled by a director of the Company was paid $22,000 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $60,000 for corporate consulting services rendered; and outstanding accounts payable to directors was $30,000.

OUTLOOK

During the balance of 2005, the Company will continue to make exploration expenditures to advance its major project being Courageous Lake and to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its corporate requirements. Additional exploration is underway on the Kerr-Sulphurets property by the optionor Falconbridge Ltd.

August 11, 2005

SEABRIDGE GOLD INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005 AND DECEMBER 31, 2004
(unaudited, 000's of Canadian dollars)

                                                       June 30,     December 31,
                  ASSETS                                   2005            2004
                                                      ----------    ------------
Current Assets
     Cash and cash equivalents                         $    906        $    157
     Cash held for exploration expenditures               1,531           1,170
     Short-term deposits                                  1,669           2,630
     Amounts receivable and prepaid expenses                173             279
     Marketable securities                                  160             160
                                                      --------------------------
                                                          4,439           4,396

Mineral Interests (Note 2)                               22,966          20,999
Investment                                                  749             749
Reclamation Deposit                                       1,000           1,000
Capital Assets                                               45              28
                                                      --------------------------

                                                       $ 29,199        $ 27,172
                                                      ==========================
               LIABILITIES

Current Liabilities
     Accounts payable and accruals                     $     66        $    176

Provision for Reclamation Liabilities                     1,346           1,293
                                                      --------------------------
                                                          1,412           1,469
                                                      --------------------------
           SHAREHOLDERS' EQUITY

Share Capital (Note 3)                                   44,376          42,230
Stock Options                                               704             704
Share Purchase Warrants                                       -             101
Contributed Surplus                                          20              20
Deficit                                                 (17,313)        (17,352)
                                                      --------------------------
                                                         27,787          25,703
                                                      --------------------------

                                                       $ 29,199        $ 27,172
                                                      ==========================


     On Behalf of the Board of Directors


     "signed"                     "signed"
     ------------------------     -------------------------
     Rudi P. Fronk                James S. Anthony
     Director                     Director

SEABRIDGE GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004
(unaudited, 000's of Canadian dollars, except income per share)

                                                    THREE MONTHS ENDED JUNE 30,     SIX MONTHS ENDED JUNE 30,
                                                          2005            2004            2005          2004
                                                    ---------------------------     -------------------------
ADMINISTRATIVE AND GENERAL EXPENSES
     Corporate and general                          $      403      $      492      $      835    $      991
     Stock option compensation                               -              36               -           103
                                                    ---------------------------     -------------------------
                                                           403             528             835         1,094
                                                    ---------------------------     -------------------------
     Interest income                                       (23)            (23)            (51)          (38)
     Gain on sale of marketable securities                   -               -               -           (75)
     Foreign exchange gains                                  4              (6)             (2)          (29)
     Minority interest                                       -               -               -            19
                                                    ---------------------------     -------------------------
LOSS BEFORE INCOME TAXES                                  (384)           (499)           (782)         (971)
Income tax (expense) recoveries (Note 3)                     -             (18)            821           563
                                                    ---------------------------     -------------------------
NET PROFIT (LOSS) FOR THE PERIOD                          (384)           (517)             39          (408)
DEFICIT, BEGINNING OF PERIOD                           (16,929)        (16,017)        (17,352)      (16,126)
                                                    ---------------------------     -------------------------
DEFICIT, END OF PERIOD                              $  (17,313)     $  (16,534)     $  (17,313)   $  (16,534)
                                                    ===========================     =========================

INCOME (LOSS) PER SHARE - BASIC AND DILUTED            $ (0.01)        $ (0.02)         $ 0.00       $ (0.01)
                                                    ===========================     =========================
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING       30,320,618      28,908,118      30,102,699    28,280,618
                                                    ===========================     =========================

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004
(unaudited, 000's of Canadian dollars)

                                                    THREE MONTHS ENDED JUNE 30,     SIX MONTHS ENDED JUNE 30,
                                                          2005            2004            2005          2004
                                                    ---------------------------     -------------------------
CASH PROVIDED FROM (USED FOR) OPERATIONS
     Net profit (loss) for the period               $     (384)     $     (517)     $       39    $     (408)
     Items not involving cash
        Stock option compensation                            -              36               -           103
       Minority interest                                     -               -               -            19
       Amortization and reclamation                         28              27              55            54
       Income tax recoveries (Note 3)                        -               -            (821)         (581)
     Changes in non-cash working capital items
       Amounts receivable and prepaid expenses              39             (46)            122           (57)
       Accounts payable and accruals                       (51)             (6)             37           (30)
                                                    ---------------------------     -------------------------
                                                          (368)           (506)           (568)         (900)
                                                    ---------------------------     -------------------------
INVESTING ACTIVITIES
     Mineral interests                                  (1,050)           (761)         (2,127)       (3,481)
     Capital assets                                        (22)              -             (22)            -
     Short-term deposits                                   725          (4,369)            961        (3,703)
     Reclamation deposits                                    -               -               -           225
                                                    ---------------------------     -------------------------
                                                          (347)         (5,130)         (1,188)       (6,959)
                                                    ---------------------------     -------------------------
FINANCING ACTIVITIES
     Issue of share capital                                862           5,962           2,866         6,065
                                                    ---------------------------     -------------------------
NET CASH PROVIDED (USED)                                   147             326           1,110        (1,794)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD           2,290             959           1,327         3,079
                                                    ---------------------------     -------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD            $    2,437      $    1,285      $    2,437    $    1,285
                                                    ===========================     =========================

CASH AND CASH EQUIVALENTS, END OF PERIOD
     Cash and cash equivalents                      $      906      $      929      $      906    $      929
     Cash for exploration expenditures                   1,531             356           1,531           356
                                                    ---------------------------     -------------------------
                                                    $    2,437      $    1,285      $    2,437    $    1,285
                                                    ===========================     =========================

SEABRIDGE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited, in Canadian dollars, except where noted)

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with Seabridge's annual consolidated financial statements included in its 2004 Annual Report.

2.   MINERAL INTERESTS

     Expenditures on projects during the six-month periods ended June 30, 2005 and 2004 were as follows (000's):

                                BALANCE, DEC. 31,   EXPENDITURES 1ST   EXPENDITURES 2ND   BALANCE, JUNE 30,
                                      2004            QUARTER 2005       QUARTER 2005           2005
                                -----------------   ----------------   ----------------   -----------------
     Courageous Lake                   $  13,591          $   1,435            $   367           $  15,393
     Castle Black Rock                       335                  -                  -                 335
     Grassy Mountain                       2,970                 44                  1               3,015
     Hog Ranch                             1,008                  2                  1               1,011
     Kerr-Sulphurets                         525                  -                  -                 525
     Quartz Mountain                         442                  -                  -                 442
     Red Mountain                            617                 23                 22                 662
     Pacific Intermountain Gold            1,351                 (9)                81               1,423
     Other Nevada projects                   160                  -                  -                 160
                                -----------------   ----------------   ----------------   -----------------
                                       $  20,999          $   1,495            $   472           $  22,966
                                -----------------   ----------------   ----------------   -----------------

                                BALANCE, DEC. 31,   EXPENDITURES 1ST   EXPENDITURES 2ND   BALANCE, JUNE 30,
                                      2003            QUARTER 2004       QUARTER 2004           2004
                                -----------------   ----------------   ----------------   -----------------
     Courageous Lake                   $   9,861          $     543            $   729           $  11,133
     Castle Black Rock                       278                  1                  -                 279
     Grassy Mountain                       2,752                 74                 44               2,870
     Hog Ranch                             1,052                  -                  -               1,052
     Kerr-Sulphurets                         524                  -                  1                 525
     Quartz Mountain                         443                  -                  -                 443
     Red Mountain                            427                 33                 27                 487
     Pacific Intermountain Gold            1,187                (29)                28               1,186
     Other Nevada projects                   111                  -                  -                 111
                                -----------------   ----------------   ----------------   -----------------
                                       $  16,635          $     622            $   829           $  18,086
                                -----------------   ----------------   ----------------   -----------------

3.   SHARE CAPITAL

     During the six-month period ended June 30, 2005, the following common shares were issued:

                                                                                AMOUNT
                                                               SHARES           (,000)
                                                        --------------   --------------
     Balance, December 31, 2004                            29,714,785         $ 42,230
     For cash, flow-through private placement - net           500,000            1,997
     For cash, exercise of warrants                           287,500              862
     For cash, exercise of stock options                       10,000                7
     Value of share purchase warrants exercised                     -              101
     Renunciation of flow-through share value (1)                   -             (821)
                                                        --------------   --------------
     Balance, June 30, 2005                                30,512,285         $ 44,376
                                                        --------------   --------------

     (1) In January 2005, the Company renounced $2,272,500 (2004 - $1,608,000 in regard to flow-through shares issued in 2003) in Canadian Exploration Expenditures to investors of flow-through shares in 2004. The tax value of this renunciation has been recorded as a liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance has been reduced and an income tax recovery has been recognized in the statement of operations.

     (2) In August 2005, 50,000 stock options were exercised for proceeds of $37,500.

4.   RELATED PARTY TRANSACTIONS

     During the six-month period ended June 30, 2005; a private company controlled by a director of the Company was paid $22,000 (2nd Quarter - $10,000) (2004 - $9,000 and $4,500) for technical services provided by his company related to mineral properties; and a private company controlled by a second director was paid $60,000 (2nd Quarter - $30,000) (2004 - $60,000 and $30,000) for corporate consulting services rendered.